SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.      )*

BRIDGELINE SOFTWARE, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

10807Q205
 (CUSIP Number)

June 28, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 10807Q205	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Miles Fawcett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 6.7% as of the date of filing of this statement.  (Based on 7,277,250 shares issued and outstanding as of June 28, 2007, plus the shares issuable upon the exercise of the options referred to above.)

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

CUSIP No. 10807Q205	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).   Name of Issuer

Bridgeline Software, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

10 Sixth Road, Woburn, Massachusetts 01801

Item 2(a).  Name of Person Filing

Miles Fawcett

Item 2(b).  Address of Principal Business Office or, if none, Residence

Bridgeline Software, Inc., 10 Sixth Road, Woburn, Massachusetts 01801

Item 2(c).  Citizenship

United States

Item 2(d).  Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number

10807Q205

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b) – 1(b)(1)(ii)(E),

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 10807Q205	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: 489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007).

(b)
Percent of class:  Approximately 6.7% as of the date of filing of this statement.  (Based on 7,277,250 shares issued and outstanding as of June 28, 2007, plus the shares issuable upon the exercise of the options referred to above.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 489,445 (includes 12,778 shares issuable upon the exercise of options which are exercisable within 60 days of June 28, 2007)

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of a Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 10807Q205	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:               July 5, 2007

/s/Miles Fawcett Miles Fawcett